GoBeep

GoBeep, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GoBeep, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 29, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	232,643	66,018
Total Current Assets	232,643	66,018
TOTAL ASSETS	232,643	66,018
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	34,938	10,415
Accounts Payable - Related Party	1,200	6,520
Payroll Tax Payable	360	-
Accrued Interest - Convertible Notes	30,490	5,566
Total Current Liabilities	66,988	22,501
Long-term Liabilities		
Convertible Notes	546,896	77,000
Convertible Notes - Related Party	185,000	65,000
Total Long-Term Liabilities	731,896	142,000
TOTAL LIABILITIES	798,884	164,501
EQUITY		
Common Stock	9	9
Subscription Receivable	(5)	(5)
Additional Paid in Capital	9,996	9,996
Accumulated Deficit	(576,241)	(108,483)
Total Equity	(566,241)	(98,483)
TOTAL LIABILITIES AND EQUITY	232,643	66,018

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	19,867	1,936
General and Administrative	477,561	131,547
Total Operating Expenses	497,428	133,483
Operating Income (loss)	(497,428)	(133,483)
Other Income		
Interest Income	-	-
Grant Income	29,670	25,000
Total Other Income	29,670	25,000
Provision for Income Tax	-	-
Net Income (loss)	(467,758)	(108,483)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(467,758)	(108,483)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	24,523	10,415
Accounts Payable - Related Party	(5,320)	6,520
Accrued Interest - Convertible Notes	24,924	5,566
Payroll Tax Payable	360	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	44,487	22,501
Net Cash provided by (used in) Operating Activities	(423,271)	(85,982)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	9
Additional Paid in Capital	-	9,991
Convertible Notes	469,896	77,000
Convertible Notes - Related Party	120,000	65,000
Net Cash provided by (used in) Financing Activities	589,896	152,000
Cash at the beginning of period	66,018	-
Net Cash increase (decrease) for period	166,625	66,018
Cash at end of period	232,643	66,018

Statement of Changes in Shareholder Equity

	Common Stock # of Shares Amount	$ Amount	APIC	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	-	-	-	-	-	-
Issuance of Common Stock	905	9	5	(5)	-	9
Additional Paid in Capital	-	-	9,991	-	-	9,991
Net Income (Loss)	-	-	-	-	(108,483)	(108,483)
Ending Balance 12/31/2019	905	9	9,996	(5)	(108,483)	(98,483)
Restricted Stock Grant	32	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(467,758)	(467,758)
Ending Balance 12/31/2020	937	9	9,996	(5)	(576,241)	(566,241)

GoBeep, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GoBeep, Inc. ("the Company") was formed in Delaware on February 11th, 2019. The Company plans to earn revenue from subscriptions to its SAAS applications in the hospitality space as well as subscriptions for use of its personal data privacy and marketing data aggregation platform as PAAS (platform as a service) with large business enterprises and organizations. The company is headquartered in Greenville, SC. The company's initial customers will be based in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

In 2019, the Company submitted a grant application to a non-profit corporation that provides loans and investments to selected South Carolina-based companies for the purposes of funding operations. The Company was awarded $25,000 grants in both 2019 and 2020.

In 2020, the Company applied for an Economic Injury and Disaster Loan (EIDL); however, the Company did not receive the requested funding. Although the SBA could not grant an EIDL, it did award the Company with an EIDL Advance in the amount of $4,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company entered into 2 Restricted Stock Award Agreements with third parties for services to be rendered to the Company. A total of 32 shares of Common Stock with a par value of $0.01 per share were issued. These stock awards vest upon completion of certain milestones in accordance with their respective schedules. All 32 shares of Common Stock vested and were outstanding as of December 31, 2020.

In 2020, the Company entered into 1 Restricted Stock Award Agreement with a third party for services to be rendered to the Company. A total of 30 shares of Common Stock with a par value of $0.01 per share were issued. This stock award is subject to calendar-based vesting. None of these shares had vested as of December 31, 2020.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is

more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Summary of Share-based Compensation Arrangements

	Year Ended December 31st	
	2019	**2020**
Beginning shares granted	0	32
Granted during the period	32	30
Vested	0	32
Total Cumulative Shares Granted for Compensation	32	62
Ending Shares Remaining to Vest	32	30

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, the Company entered into several convertible note agreements with the founder and founder's family members for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's common stock at a 12% discount during a change of control or qualified financing event.

In 2019 and 2020, the Company engaged with another entity in business activities. The Company had accrued payables in the amounts of $6,520 and $1,200 as of December 31, 2019 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's common stock at a 10-12% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	142,000
2022	589,896
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000 shares of Common Stock with a par value of $0.01 per share. 905 and 937 shares were issued and outstanding as of 2019 and 2020.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 29, 2021, the date these financial statements were available to be issued.

The Company raised $235k from additional convertible notes carrying an interest rate of 6%, maturities in 2023, and conversion into shares of the Company's common stock at a 10% discount during a change of control or qualified financing event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, realized losses every year since inception, may continue to generate losses, and has negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Intellectual Property

The Company's pending patents were submitted to the US patent office in November 2020. The review process can take up to 1.5 years from submission. At the time of this writing, the patent office has not submitted any challenges to our pending patents. The Company's patent counsel will respond to any challenges that may arise during this process.

Platform as a Service Business Opportunity

The Company has been collaborating for some time with a third party on a platform as a service opportunity in the personal wellness space. Joint development of this opportunity is contingent on this third party receiving funding from private investors and/or the US government.